UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Fat Brands Inc.

(Name of Issuer)

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30258N600

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [X] Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 30258N600

1	Names of Reporting Persons
Geode Capital Holdings LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
79,888
	6	Shared Voting Power

	7	Sole Dispositive Power
79,888
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
79,888
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.286%
12	Type of Reporting Person (See Instructions)
HC

SCHEDULE 13G

CUSIP No. 30258N600

1	Names of Reporting Persons
Geode Capital Management, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
79,888
	6	Shared Voting Power

	7	Sole Dispositive Power
79,888
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
79,888
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.286%
12	Type of Reporting Person (See Instructions)
IA

Item 1.

(a) Name of Issuer:

Fat Brands Inc. (the "Company")

(b) Address of Issuer's Principal Executive Offices:

9720 Wilshire Boulevard, Suite 500

Beverly Hills, CA 90212

Item 2.

(a) Name of Person Filing:

This statement is being filed by Geode Capital Holdings LLC and Geode Capital Management, LLC (collectively, the Reporting Persons).

(b) Address of Principal Business Office or, if None, Residence:

100 Summer Street, 12th Floor, Boston, MA 02110

(c) Citizenship:

Geode Capital Holdings LLC: Delaware, USA

Geode Capital Management, LLC: Delaware, USA

(d) Title and Class of Securities:

Class B Common Stock, par value $0.0001 per share

(e) CUSIP No.:

30258N600

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a) Amount Beneficially Owned:

 79,888 shares of Class B common stock

(b) Percent of Class:

 6.286%

The reported amount includes 79,888 shares of Class B common stock. Calculation is based upon 1,270,805 shares of Class B common stock outstanding as reported to be outstanding in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 21, 2022.

(c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:

 79,888

 (ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

 79,888

(iv) Shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

 Various clients of Geode Capital Management, LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.  No one person's interest in the Class B common stock of the Issuer relates to more than five percent of the class of securities.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

 See Exhibit A attached.

Item 8. Identification and classification of members of the group.

 Not Applicable

Item 9. Notice of Dissolution of Group.

 Not Applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

A.	Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

B.	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2023

By: Geode Capital Holdings LLC /s/ Jeffrey S. Miller
Signature

COO
Name/Title

Geode Capital Management, LLC /s/ Jeffrey S. Miller
Signature

COO
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).